EXHIBIT 21.1

OHIO EDISON COMPANY

LIST OF SUBSIDIARIES OF THE REGISTRANT
AT DECEMBER 31, 2005

NAME OF SUBSIDIARY	BUSINESS	STATE OF ORGANIZATION
Pennsylvania Power Company	Public Utility	Pennsylvania

OES Ventures, Incorporated	Special-Purpose Finance	Ohio

OES Capital, Incorporated	Special-Purpose Finance	Delaware

OES Finance, Incorporated	Special-Purpose Finance	Ohio

Exhibit Number 21, List of Subsidiaries of the Registrant at December 31, 2005, is not included in the printed document.